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                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                December 19, 2001

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

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                                                    December 14, 2001
                                                    Jennifer Moore-Braun
                                                    P 449e
                                                    Phone:   +49 6 21 60 2 08 29
                                                    Fax:     +49 6 21 60 9 26 93
                                                    E-Mail: jennifer.moore-braun
                                                    @basf-ag.de


>> KLAUS PETER LOEBBE APPOINTED TO THE BOARD OF EXECUTIVE DIRECTORS OF BASF AKTIENGESELLSCHAFT

>>   AGRICULTURAL PRODUCTS AND NUTRITION SEGMENT TO BE HEADQUARTERED IN
     LUDWIGSHAFEN

The Supervisory Board of BASF Aktiengesellschaft has appointed Klaus Peter Loebbe as a member of the Board of Executive Directors of BASF
Aktiengesellschaft with effect from January 1, 2002.

The Board of Executive Directors has also approved the following changes in responsibilities:

As of March 1, 2002, Klaus Peter Loebbe will assume responsibility for the newly-created Ressort IX, based in Mount Olive, New Jersey. The Coatings division as well as the region North America (NAFTA) will belong to this Ressort.

Ressort VII, headed by Peter Oakley, will relocate its headquarters to Ludwigshafen, Germany, as of April 1, 2002. Oakley will remain responsible for the Agricultural Products and Nutrition segment which includes the Agricultural Products and Fine Chemicals divisions, Specialty Chemicals Research as well as BASF Plant Science GmbH. Following the acquisition of the crop protection business of American Home Products, this cyclically resilient segment with a clear growth strategy contributes about 20 percent to BASF Group sales.

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As of January 1, 2002, Jean-Pierre Monteny, member of the Board of Executive
Directors of BASF Coatings AG, will assume responsibility for the Coatings division. The Supervisory Board of BASF Coatings will be recommended to elect Monteny as Chairman of the Board of Executive Directors of BASF Coatings AG.

KLAUS PETER LOEBBE, 55, was born in Berlin and began a two-year business training program at BASF in 1966. Following its completion in 1968, he started his career in sales and marketing in the Organic Intermediates division. In 1975, Loebbe was delegated to Tokyo where he spent four years working for BASF Japan Ltd. He returned to Ludwigshafen in 1979 to work in the Intermediates division. At the end of 1984, he moved to the Basic Chemicals division and was responsible for marketing of electrolysis and sulfur products and, from late 1987, for the marketing of diols in the Intermediates division. In 1990, he was appointed Group Vice-President with worldwide marketing responsibility for diols, carboxylic acids and other products. In April 1993, he became President of BASF's Industrial Chemicals division. Since 1996, Lobbe has been President of BASF's Coatings division and Chairman of the Board of Executive Directors of BASF Coatings AG.

JEAN-PIERRE MONTENY, 55, was born in Lyon, France. He studied in Nice and has been involved in the coatings industry for more than 25 years. Monteny is a member of the Board of Executive Directors of BASF Coatings AG with responsibilities for the areas of automotive refinish and industrial coatings.

BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. With sales of about E 36 billion (circa $34 billion) in 2000 and over 90,000 employees, BASF is one of the world's leading chemical companies. BASF acts in accordance with the principles of Sustainable

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Development. BASF shares are traded on the stock exchanges in Frankfurt (BAS),
London (BFA), Zurich (BAS), Paris (BA) and New York (BF). The company's Internet address is www.basf.com.

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